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MAR 01 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8 - 46718

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

EATON PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 ROWAYTON AVENUE
(No. And Street)

ROWAYTON,	CT	06853
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AJAY AHUJA (203) 831-2970
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SP
3/13

OATH OR AFFIRMATION

I, AJAY AHUJA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EATON PARTNERS, LLC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER
Title

Leanne Erickson
Notary Public
My commission expires 8/31/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EATON PARTNERS, LLC & SUBSIDIARIES

CONSOLIDATED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Members of
Eaton Partners, LLC and Subsidiaries:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Eaton Partners, LLC and Subsidiaries (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eaton Partners, LLC and Subsidiaries as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Fulvio & Associates LLP

New York, New York
February 25, 2013

EATON PARTNERS, LLC & SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 7,996,953
Fees receivable (net of allowance for doubtful accounts of $2,164,847)	32,391,468
Property and equipment (net of accumulated depreciation of $846,657)	492,464
Other assets	762,747
TOTAL ASSETS	$ 41,643,632

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accrued expenses and other liabilities	$ 1,395,061
Interest of minority partners in Eaton UK	4,041
Commissions payable	10,723,851
TOTAL LIABILITIES	12,122,953
Subordinated borrowings	5,000,000
Members' capital	24,520,679
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 41,643,632

The accompanying notes are an integral part of this consolidated statement of financial condition.

NOTE 1. ORGANIZATION AND BUSINESS

Eaton Partners, LLC ("Eaton Partners") is a limited liability company established in the State of Connecticut. Eaton Partners is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Eaton Partners' business services include raising capital from institutional investors for investment funds or advisors and other consulting services. Eaton Partners operates from its headquarters in Connecticut with other offices in California, Texas, China, Hong Kong and United Kingdom.

CPE (UK) Limited ("CPE UK") is a wholly owned Subsidiary of Eaton Partners. CPE UK is a private limited company incorporated under the laws of the United Kingdom. On February 1, 2008, CPE UK formed Eaton Partners (UK) LLP ("EP UK LLP") to establish further market activities of Eaton Partners in Europe. CPE UK owns 95% of the partnership interest in EP UK LLP and the balance of 5% is owned by other minority partners. EP UK LLP is registered with the Financial Services Authority (the "FSA"). CPE UK and Eaton UK are herein collectively called as "Eaton UK".

On January 17, 2011, Eaton Partners formed Eaton Partners Investment Advisory (Shanghai) Co., Ltd ("Eaton Shanghai"), a wholly foreign owned enterprise (WFOE), to assist on business activities in China.

On January 26, 2011, Eaton Partners formed Eaton Partners Advisors (HK) Limited ("Eaton HK"), a private limited company incorporated in Hong Kong. Eaton HK is registered to carry Type I regulated activities with the Securities and Futures Commission ("SFC"). Eaton Partners, Eaton UK, Eaton Shanghai and Eaton HK are herein collectively referred to as the "Company".

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany transactions and balances have been eliminated in consolidation. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates include assessing the collectability of fee receivables and other assets. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Translation of Foreign Financial Statements

The assets and liabilities of the Eaton UK, Eaton Shanghai and Eaton HK are translated into U.S. dollars at exchange rates as of the date of the consolidated statement of financial condition. Revenues and expenses are translated into U.S. dollars at the average of the rates prevailing during the period. Adjustments resulting from translating foreign functional currency financial statements are reported as foreign currency translation in the consolidated statement of income.

Minority Interest

The percentage of the Company owned by third parties is presented as interest of minority partners in Eaton UK on the consolidated statement of Financial Condition and was $4,041 as of December 31, 2012. Net income or loss is allocated to the minority partners of Eaton UK in accordance with a service agreement between Eaton Partners and Eaton UK, as dated September 23, 2009.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents. As of December 31, 2012, the Company had cash and cash equivalent balances at five major commercial banks. At times the Company maintains over $250,000 in the bank accounts which is in excess of federally insured (FDIC) amounts.

Revenue Recognition

Fees are recognized when services are completed and the revenues are reasonably determinable, unless the service is rendered on a contingent fee basis in which case revenues are recognized upon satisfaction of the contingency.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Eaton Partners is a Limited Liability Corporation for U.S. federal and state income tax reporting as such, the members are responsible for the payment of income taxes. Eaton Partners uses the cash method for income tax reporting and the accrual basis for financial reporting. CPE UK is a limited company and is subject to certain taxes based on income in accordance with laws of the United Kingdom. The members of Eaton UK are responsible for the payment of income taxes. Eaton Shanghai and Eaton HK both are subject to local taxes in China and Hong Kong.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company is no longer subject to federal, state or local tax examinations by authorities for the years before 2009.

Depreciation

Property and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	Life of lease
Furniture and fixtures	7 years
Office equipment	5 years
Computer hardware and software	3 years

NOTE 3 FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 FAIR VALUE MEASUREMENT (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. FEES RECEIVABLE

Fees receivable are contractually due to be paid to the Company (Net of allowance of doubtful accounts) as follows:

2013	$ 17,388,844
2014	6,374,409
2015	1,661,184
Thereafter	6,967,031
	$ 32,391,468

The Company has complied with the provisions of the FINRA's Notice to Members 84-48 with respect to concession receivables where a corresponding commission payable exists. Accordingly, as of December 31, 2012, $8,793,280 of fees receivable have been included in the computation of net capital.

The Company performs periodic credit evaluations of its client's financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. To date, such losses, if any, have been within management's expectations.

NOTE 5. PROPERTY AND EQUIPMENT

At December 31, 2012, property and equipment consists of the following:

Leasehold improvements	$ 509,825
Furniture & fixtures	247,619
Computer hardware	341,892
Computer software	163,597
Office equipment	76,188
Total	1,339,121
Less: accumulated depreciation	(846,657)
Total Fixed Assets, Net	$ 492,464

Depreciation expense for the year ended December 31, 2012 was $238,424.

NOTE 6. COMMISSIONS PAYABLE

Eaton Partners has commission arrangements with former members, employees and outside consultants (the "Economic Partners"). The arrangements provide for payments to be made to the Economic Partners when and if Eaton Partners receives payment from the associated clients. As of December 31, 2012, commission payable amounted to $10,723,851.

Commissions payable are due to be paid, subject to collection by Eaton Partners of the related fee receivables, as follows:

2013	$ 6,152,437
2014	1,292,712
2015	503,473
Thereafter	2,775,229
	$ 10,723,851

The following is a reconciliation from commission payable balance on the consolidated statement of financial condition to the commission payable used in the computation of net capital:

Commission Payable	$ 10,723,851
Cash collection of fees receivable not remitted to Economic Partners as of December 31, 2012	(1,930,571)
Commission payable used in the computation of net capital	$ 8,793,280

NOTE 7. COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases

The Company has entered into non-cancelable operating leases for office facilities. Future minimum payments under the operating leases are as follows:

2013	$ 869,370
2014	839,285
2015	737,639
2016	656,017
2017	454,641
	$ 3,556,952

Related rent expense was $989,607 for the year ended December 31, 2012 net of rental income of $26,475.

The Company had no equipment rental commitments, no underwriting commitments, and had not been named as defendant in any lawsuit at December 31, 2012 or during the year then ended.

NOTE 8. RELATED PARTY TRANSACTIONS

Eaton Partners and Eaton UK have entered into a service agreement dated September 23, 2009 (the "UK Service Agreement") whereby an amount equal to cost plus the standard operating budget will be paid by Eaton Partners to Eaton UK for the services provided by Eaton UK under the Service Agreement.

In addition, Eaton Partners and Eaton Shanghai have entered into a service agreement dated January 17, 2011 (the "Shanghai Service Agreement"). Eaton Partners and Eaton HK have also entered into a service agreement dated March 8, 2011 (the "HK Service Agreement"). The company has implemented cost plus methodologies in accordance with opinion from local tax and accounting authorities. Please see Note 11 in the accompanying notes to these consolidated financial statements for additional details on related party administration expenses.

NOTE 8. RELATED PARTY TRANSACTIONS (continued)

The Eaton UK operating budget will be agreed for the year and revised by agreement between Eaton UK and Eaton Partners from time to time during each year. The operating budget includes any agreed monthly drawings of members of Eaton UK and the cost of any benefits which Eaton UK agrees to provide to its members pursuant to the Service Agreement. During 2012, Eaton Partners has incurred a charge of $1,163,259 for the services provided under the Service Agreement which is included in general and administrative expenses on the accompanying consolidated statement of income.

NOTE 9. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA, Eaton Partners is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital as defined. Eaton Partners has elected to use the alternative method permitted by the Rule, which requires Eaton Partners to maintain minimum net capital equal to $250,000. At December 31, 2012, Eaton Partners had net capital of $4,213,393 which was $3,963,393 in excess of its requirement. The Company's net capital ratio was 2.88 to 1.

NOTE 10. CONCENTRATION

For the year ended December 31, 2012, three clients accounted for 32%, 23%, and 10%, for an aggregate of 65% of fee income. Three clients accounted for 32%, 23% and 10%, for an aggregate of approximately 65% of fee receivables at December 31, 2012.

NOTE 11. CONSOLIDATED SUBSIDIARIES

The following is a summary of the financial information of the Subsidiaries':

	CPE UK LTD	Eaton Shanghai	Eaton HK
Total assets	$ 831,727	$ 326,080	$ 748,793
Shareholder's capital	286,011	307,534	679,235

The Subsidiaries' shareholder's capital is not included as capital for purposes of calculating Eaton Partners' net capital in accordance with SEC Uniform Net Capital Rule (Rule 15c3-1).

NOTE 11. CONSOLIDATED SUBSIDIARIES (continued)

During 2012, Eaton UK incurred $1,867,559 in administrative expenses which are included in general and administrative expenses in the accompanying consolidated statement of income. Respectively, Eaton Shanghai and Eaton HK also incurred $691,229 and $636,370 in administrative expenses which are included in general and administrative expenses that are shown net of the intercompany elimination in the accompanying consolidated statement of income in 2012.

NOTE 12. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Subordinated borrowings

Borrowings include a loan ("Loan") to Eaton Partners from one of its members where Eaton Partners, pursuant to a Security Agreement ("Agreement"), dated September 10, 2012, provides a security interest and serves as a guarantor for the member's loan to a bank. The Agreement between the member and the bank allows for Eaton Partners to be able to draw on the Loan facility under the subordinated loan provisions as allowed under FINRA rules. The Agreement contains restrictive covenants that require for Eaton Partners, among other things, to maintain all depository and operating cash accounts with an affiliate of the bank. As of December 31, 2012 pursuant to a Subordinated Loan Agreement ("SLA") between the member ("Lender") and Eaton Partners ("Borrower"), as dated September 14, 2012, Eaton Partners has borrowed $5,000,000. The Company has issued no other guarantees at December 31, 2012 or during the year then ended.

NOTE 13. EMPLOYEE BENEFIT PLAN

During 2012, Eaton Partners payroll services were administrated by a Professional Employment Organization ("PEO"). The PEO was also retained and administrated Eaton Partners profit sharing plans. Eaton Partners made a contribution of $97,466 for the year ended December 31, 2012.

NOTE 14. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the period they were available to be issued. During that period, the Company had distributions of $675,939.